July 21, 2023

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Ares Acquisition Corporation
245 Park Avenue, 44th Floor
New York, NY 10167

   Re: Registration Statement on Form S-4 (Registration No. 333-269400)

To whom it may concern:

   Reference is made to the above-referenced registration statement (the "Registration Statement") of Ares Acquisition Corporation (the "Issuer") under the Securities Act of 1933, as amended (the "Securities Act") with respect to a proposed business combination involving a merger, consolidation, exchange of securities, acquisition of assets, or similar transaction involving the Issuer and X-Energy Reactor Company, LLC or one of its affiliate(s) (the "Transaction"). The Registration Statement has not yet been declared effective as of the date of this letter.

   Pursuant to the underwriting agreement, dated February 1, 2021 (the "Underwriting Agreement"), by and among UBS Securities LLC, Citigroup Global Markets Inc, in each case as representatives of the several underwriters named in Schedule I therein (the "Underwriters"), and the Issuer, the Issuer agreed to pay the Underwriters a deferred underwriting commission of $0.35 per one of the Issuer's Class A ordinary shares, par value $0.0001 per share (the "Ordinary Shares"), and one-third of one warrant, where each whole warrant entitles the holder to purchase one Ordinary Share, purchased under the Underwriting Agreement (the "IPO Deferred Underwriting Discount"). This letter is to advise you that notwithstanding the fact that our firm has had and will have no involvement in the Transaction or the Registration Statement, our firm has (i) effective as of the date hereof, waived its rights under the Underwriting Agreement to receive the IPO Deferred Underwriting Discount and (ii) refused to act in every office, capacity and/or relationship in which we may be described, if at all, in the Registration Statement as acting or agreeing to act (including, without limitation, any capacity or relationship (A) required to be described under Paragraph 5 of Schedule A of the Securities Act (15 U.S.C. 77aa) or (B) for which consent is required under Section 7 of the Securities Act) with respect to the Transaction.

   Therefore, we hereby advise you and the Issuer, pursuant to Section 11(b)(1) of the Securities Act, that none of our firm, any person who controls it (within the meaning of either Section 15 of the Securities Act or Section 20 of the Securities Exchange Act of 1934, as amended) or any of its affiliates (within the meaning of Rule 405 under the Securities Act) will be responsible for any part of the Registration Statement. This notice is not intended to constitute an acknowledgment or admission that we have been or are an underwriter (within the meaning of Section 2(a)(11) of the Securities Act or the rules and regulations promulgated thereunder) with respect to the Transaction.

Very truly yours,

MORGAN STANLEY & CO. LLC



By:_____

     Name: Aden Pavkov
     Title: Managing Director